Exhibit 99.1
CAMECO CORPORATION
2008 CONSOLIDATED FINANCIAL STATEMENTS
February 12, 2009

REPORT OF MANAGEMENT’S ACCOUNTABILITY
The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgment, are consistent with other information and operating data contained in the annual financial review and reflect the corporation’s business transactions and financial position.
Management is also responsible for the information disclosed in the management’s discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.
In addition, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The internal control system includes an internal audit function and a code of conduct and ethics, which is communicated to all levels in the organization and requires all employees to maintain high standards in their conduct of the corporation’s affairs. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the company’s assets are appropriately accounted for and adequately safeguarded. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company’s system of internal control over financial reporting was effective as at December 31, 2008.
KPMG LLP has audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards.
The board of directors annually appoints an audit committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the audit committee. The audit committee reviews the financial statements, the report of the shareholders’ auditors, and management’s discussion and analysis and submits its report to the board of directors for formal approval.

Original signed by Gerald W. Grandey	Original signed by O. Kim Goheen

President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer

February 12, 2009	February 12, 2009

AUDITORS’ REPORT
To the Shareholders of Cameco Corporation
We have audited the consolidated balance sheets of Cameco Corporation (“the Corporation”) as at December 31, 2008 and 2007 and the consolidated statements of earnings, shareholders’ equity, comprehensive income, accumulated other comprehensive income and cash flows for each of the years then ended. These financial statements are the responsibility of the corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.
Original signed by KPMGLLP
Chartered Accountants
Saskatoon, Canada
February 12, 2009

Consolidated Balance Sheets

As at December 31
($Cdn thousands)	2008	2007

Assets
Current assets
Cash and cash equivalents	$269,176	$131,932
Accounts receivable	568,340	347,097
Inventories [note 4]	470,649	428,502
Supplies and prepaid expenses	301,937	210,464
Current portion of long-term receivables, investments and other [note 7]	49,836	164,164

	1,659,938	1,282,159

Property, plant and equipment [note 5]	4,416,293	3,437,450
Intangible assets and goodwill [note 6]	283,344	255,484
Long-term receivables, investments and other [note 7]	628,972	387,304
Long-term inventory [note 4]	22,054	8,985

Total assets	$7,010,601	$5,371,382

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$580,903	$541,283
Short-term debt [notes 8, 22]	89,817	—
Dividends payable	21,943	17,220
Current portion of long-term debt [note 9]	10,175	8,816
Current portion of other liabilities [note 11]	117,222	32,492
Future income taxes [note 16]	68,857	84,653

	888,917	684,464

Long-term debt [note 9]	1,212,982	717,130
Provision for reclamation [note 10]	353,344	284,673
Other liabilities [note 11]	179,880	258,511
Future income taxes [note 16]	81,352	246,936

	2,716,475	2,191,714

Minority interest	779,203	435,807

Shareholders’ equity
Share capital	1,062,714	819,268
Contributed surplus	131,858	119,531
Retained earnings	2,153,315	1,779,629
Accumulated other comprehensive income	167,036	25,433

	3,514,923	2,743,861

Total liabilities and shareholders’ equity	$7,010,601	$5,371,382

Commitments and contingencies [notes 10,16,23,24]
See accompanying notes to consolidated financial statements.
Approved by the board of directors
Original signed by Gerald W. Grandey and Nancy E. Hopkins

Consolidated Statements of Earnings

For the years ended December 31
($Cdn thousands, except per share amounts)	2008	2007

Revenue from
Products and services	$2,859,158	$2,309,741

Expenses
Products and services sold (i)	1,517,760	1,211,664
Depreciation, depletion and reclamation	293,315	225,539
Administration	115,791	127,229
Exploration	78,258	66,813
Research and development	4,998	3,609
Interest and other [note 13]	300,394	(32,673)
Cigar Lake remediation	11,369	29,403
Restructuring of gold business [note 23]	17,200	113,000
Stock option plan amendment [note 20]	—	94,175
Gain on sale of assets [note 14]	(4,097)	(4,028)

	2,334,988	1,834,731

Earnings from operations	524,170	475,010
Other expense [note 15]	(39,273)	(9,078)

Earnings before income taxes and minority interest	484,897	465,932
Income tax (recovery) expense [note 16]	(24,755)	29,468
Minority interest	59,535	20,352

Net earnings	$450,117	$416,112

Basic earnings per common share [note 26]	$1.29	$1.18

Diluted earnings per common share [note 26]	$1.28	$1.13

(i) Excludes depreciation, depletion and reclamation expenses of:	$284,456	$217,398
See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31
($Cdn thousands)	2008	2007

Share capital
Balance at beginning of year	$819,268	$812,769
Shares repurchased [note 12]	—	(22,750)
Stock option plan	1,011	29,249
Debenture conversions [note 9]	242,435	—

Balance at end of year	1,062,714	819,268

Contributed surplus
Balance at beginning of year	119,531	540,173
Shares repurchased [note 12]	—	(406,577)
Stock option plan amendment [note 20]	25,987	(21,875)
Stock-based compensation	16,821	13,770
Options exercised	(40)	(5,960)
Debenture conversions [note 9]	(30,441)	—

Balance at end of year	131,858	119,531

Retained earnings
Balance at beginning of year	1,779,629	1,433,549
Change in accounting policy — inventory [note 3(a)(iii)]	8,787	—
Net earnings	450,117	416,112
Dividends on common shares	(85,218)	(70,032)

Balance at end of year	2,153,315	1,779,629

Accumulated other comprehensive income (loss)
Balance at beginning of year	25,433	(927)
Other comprehensive income	141,603	26,360

Balance at end of year	167,036	25,433

Total retained earnings and accumulated other comprehensive income	2,320,351	1,805,062

Shareholders’ equity at end of year	$3,514,923	$2,743,861

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

For the years ended December 31
($Cdn thousands)	2008	2007

Net earnings	$450,117	$416,112
Other comprehensive income (loss), net of taxes [note 16]
Unrealized foreign currency translation gains (losses)	217,577	(111,169)
Gains on derivatives designated as cash flow hedges	23,976	206,215
Gains on derivatives designated as cash flow hedges transferred to net earnings	(105,056)	(62,320)
Unrealized losses on available-for-sale securities	(14,271)	(6,366)
Losses on available-for-sale securities transferred to net earnings	19,377	—

Other comprehensive income	141,603	26,360

Total comprehensive income	$591,720	$442,472

Consolidated Statement of Accumulated Other Comprehensive Income

	Currency
	Translation	Cash Flow	Available-For-
($Cdn thousands)(net of related income taxes)[note 16]	Adjustment	Hedges	Sale Assets	Total

Balance at December 31, 2006	$(39,766)	$—	$—	$(39,766)
Transition adjustment resulting from adopting new financial instruments standards	—	38,839	—	38,839
Change in unrealized foreign currency translation gains (losses)	(111,169)	—	—	(111,169)
Change in gains on derivatives designated as cash flow hedges	—	206,215	—	206,215
Change in gains on derivatives designated as cash flow hedges transferred to net earnings	—	(62,320)	—	(62,320)
Change in unrealized losses on available-for-sale securities	—	—	(6,366)	(6,366)

Balance at December 31, 2007	$(150,935)	$182,734	$(6,366)	$25,433

Change in unrealized foreign currency translation gains (losses)	217,577	—	—	217,577
Change in gains on derivatives designated as cash flow hedges	—	23,976	—	23,976
Change in gains on derivatives designated as cash flow hedges transferred to net earnings	—	(105,056)	—	(105,056)
Change in unrealized losses on available-for-sale securities	—	—	(14,271)	(14,271)
Change in losses on available-for-sale securities transferred to net earnings	—	—	19,377	19,377

Balance at December 31, 2008	$66,642	$101,654	$(1,260)	$167,036

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31
($Cdn thousands)	2008	2007

Operating activities
Net earnings	$450,117	$416,112
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	293,315	225,539
Provision for future taxes [note 16]	(142,196)	(134,129)
Deferred gains	(112,361)	(18,441)
Unrealized losses (gains) on derivatives	156,098	(50,032)
Unrealized foreign exchange losses	71,241	—
Stock-based compensation [note 20]	16,821	13,770
Gain on sale of assets [note 14]	(4,097)	(4,028)
Equity in loss from associated companies [note 15]	9,706	6,439
Other income [note 15]	(425)	(536)
Writedown of investments [notes 7, 15]	29,992	—
Restructuring of gold business [note 23]	17,200	113,000
Stock option plan amendment [note 20]	—	94,175
Minority interest	59,535	20,352
Other operating items [note 17]	(136,679)	118,505

Cash provided by operations	708,267	800,726

Investing activities
Additions to property, plant and equipment	(629,151)	(494,473)
Acquisitions, net of cash [note 22]	(503,157)	—
Increase in long-term receivables, investments and other	(49,518)	(38,167)
Proceeds on sale of property, plant and equipment	37,093	5,824

Cash used in investing	(1,144,733)	(526,816)

Financing activities
Decrease in debt	(20,593)	(7,900)
Increase in debt	640,089	43,815
Issue of shares	972	23,289
Shares repurchased [note 12]	—	(429,327)
Dividends	(80,495)	(66,906)

Cash provided by (used in) financing	539,973	(437,029)

Increase (decrease) in cash during the year	103,507	(163,119)
Exchange rate changes on foreign currency cash balances	33,737	(39,038)
Cash and cash equivalents at beginning of year	131,932	334,089

Cash and cash equivalents at end of year	$269,176	$131,932

Cash and cash equivalents comprised of:
Cash	$173,155	$89,438
Cash equivalents	96,021	42,494

	$269,176	$131,932

Supplemental cash flow disclosure
Interest paid	$52,272	$47,691
Income taxes paid	$136,284	$154,748

Notes to Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
($Cdn thousands except per share amounts and as noted)
1. Cameco Corporation
Cameco Corporation is incorporated under the Canada Business Corporations Act. Cameco Corporation and its subsidiaries (collectively, Cameco or the company) are primarily engaged in the exploration for and the development, mining, refining, conversion and fabrication of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. The company has a 31.6% interest in Bruce Power L.P. (BPLP), which operates the four Bruce B nuclear reactors in Ontario. Cameco’s 52.7% subsidiary Centerra Gold Inc. (Centerra) is involved in the exploration for and the development, mining and sale of gold.
2. Significant Accounting Policies
(a)	Consolidation Principles

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. Under this method, Cameco includes in its accounts its proportionate share of assets, liabilities, revenues and expenses.

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. The most significant estimates are related to the lives and recoverability of mineral properties, provisions for decommissioning and reclamation of assets, future income taxes, financial instruments and mineral reserves. Actual results could differ from these estimates. This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein.

(b)	Cash and cash equivalents

Cash and cash equivalents consists of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at time of purchase.

(c)	Inventories

Inventories of broken ore, uranium concentrates, refined and converted products and gold are valued at the lower of average cost and net realizable value. Average cost includes direct materials, direct labour, operational overhead expenses and depreciation, depletion and reclamation.

(d)	Supplies

Consumable supplies and spares are valued at the lower of cost or replacement value.

(e)	Investments

Investments in associated companies over which Cameco has the ability to exercise significant influence are accounted for by the equity method. Under this method, Cameco includes in earnings its share of earnings or losses of the associated company. Portfolio investments are classified as available-for-sale and are carried at fair value in the consolidated balance sheets with unrealized gains and losses reported in other comprehensive income (OCI). Realized gains and losses, as well as other-than-temporary declines in value, are recorded in the consolidated statements of earnings.

(f)	Property, Plant and Equipment

Assets are carried at cost. Costs of additions and improvements are capitalized. When assets are retired or sold, the resulting gains or losses are reflected in current earnings. Maintenance and repair expenditures are charged to cost of production.

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred and carried at cost with the intention that these will be depleted by charges against earnings from future mining operations. No depreciation or depletion is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depleted over the remaining life of the related assets.

The carrying values of non-producing properties are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

Cameco reviews the carrying values of its property, plant and equipment when changes in circumstances indicate that those carrying values may not be recoverable. Estimated future net cash flows are calculated using estimated recoverable reserves, estimated future commodity prices and the expected future operating and capital costs. An impairment loss is recognized when the carrying value of an asset held for use exceeds the sum of undiscounted future net cash flows. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.

Interest is capitalized on expenditures related to development projects actively being prepared for their intended use. Capitalization is discontinued when the asset enters commercial operation or development ceases.

Fuel services assets, mine buildings, equipment and mineral properties are depreciated or depleted according to the unit-of-production method. This method allocates the costs of these assets to each accounting period. For fuel services, the amount of depreciation is measured by the portion of the facilities’ total estimated lifetime production that is produced in that period. For mining, the amount of depreciation or depletion is measured by the portion of the mines’ proven and probable reserves which are recovered during the period.

Nuclear generating plants are depreciated according to the straight-line method based on the lower of useful life and remaining lease term.

Other assets are depreciated according to the straight-line method based on estimated useful lives, which generally range from three to 10 years.

(g)	Intangible Assets and Goodwill

Intangible assets acquired in a business combination are recorded at their fair values. Finite-lived intangible assets are amortized over the estimated production profile of the business unit to which they relate. The carrying values of intangible assets are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amount is charged to earnings in the current period.

Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill. Goodwill is assigned to assets and is not amortized. Cameco tests goodwill for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In the event the carrying value of a reporting unit was to exceed its estimated fair value, Cameco would compare the implied fair value of the reporting unit’s goodwill to its carrying amount. Any excess of the carrying value over the fair value is charged to earnings.

(h)	Future Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period, which includes the enactment date. Future income tax assets are recorded in the financial statements and a valuation allowance is provided, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized. Accrued interest and penalties for uncertain tax positions are recognized in the period in which uncertainties are identified.

(i)	Research and Development and Exploration Costs

Expenditures for research and technology related to the products, processes and expenditures for geological exploration programs are charged against earnings as incurred.

(j)	Environmental Protection and Asset Retirement Obligations

The fair value of the liability for an asset retirement obligation is recognized in the period incurred. The fair value, discounted using the company’s credit adjusted risk free rate, is added to the carrying amount of the associated asset and depreciated over the asset’s useful life. The liability is accreted over time, using the company’s credit adjusted risk free rate, through periodic charges to earnings and it is reduced by actual costs of decommissioning and reclamation. Cameco’s estimates of reclamation costs could change as a result of changes in regulatory requirements, reclamation plans, cost estimates and timing of estimated expenditures. Costs related to ongoing environmental programs are charged against earnings as incurred.

(k)	Employee Future Benefits

Cameco accrues its obligations under employee benefit plans. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Cameco measures the plan assets and the accrued benefit obligations on December 31 each year.

On both the Cameco-specific and BPLP-specific defined benefit pension plans, past service costs arising from plan amendments are amortized on a straight-line basis over the expected average remaining service life of the plan participants. Net actuarial gains, which exceed 10% of the greater of the accrued benefit obligation and the fair value of plan assets, are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

On the Cameco-specific retirement benefit plans that do not vest or accumulate, past service costs arising from plan amendments, and net actuarial gains and losses, are recognized in the period they arise. Conversely, the BPLP-specific amounts are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

(l)	Stock-Based Compensation

Cameco has five stock-based compensation plans that are described in note 20. These encompass a stock option plan, an employee share ownership plan, a performance share unit plan, a deferred share unit plan and a phantom stock option plan. In calculating compensation expense, Cameco includes an estimate for forfeitures that is based on historic trends.

Options granted under the stock option plan for which the holder cannot elect cash settlement are accounted for using the fair value method. Under this method, the compensation cost of options granted is measured at estimated fair value at the grant date and recognized over the shorter of the period to eligible retirement or the vesting period. Options that may be settled in cash are accounted for as liabilities and are carried at their intrinsic value. The intrinsic value of the liability is marked to market each period and is amortized to expense over the shorter of, the period to eligible retirement, or the vesting period. Effective November 10, 2008, the stock option plan was amended to eliminate the alternative to settle in cash.

Deferred share units, performance share units and phantom stock options are amortized over the shorter of the period to eligible retirement or the vesting period and re-measured at each reporting period, until settlement, using the quoted market value. Cameco’s contributions under the employee share ownership plan are expensed during the year of contribution. Shares purchased with company contributions and with dividends paid on such shares, become unrestricted on January 1 of the second plan year following the date on which such shares were purchased.

(m)	Revenue Recognition

Cameco supplies uranium concentrates and uranium conversion services to utility customers.

Cameco recognizes revenue on the sale of its nuclear products when evidenced by a contract that indicates the product, pricing and delivery terms, delivery occurs, the related revenue is fixed or determinable and collection is reasonably assured.

Cameco has three types of sales arrangements with its customers in its uranium and fuel services businesses. These arrangements include uranium supply, toll conversion services and conversion supply (converted uranium), which is a combination of uranium supply and toll conversion services.

Uranium Supply

In a uranium supply arrangement, Cameco is contractually obligated to provide uranium concentrates to its customers. Cameco-owned uranium is physically delivered to conversion facilities (Converters) where the Converter will credit Cameco’s account for the volume of accepted uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Converter to transfer title of a contractually-specified quantity of uranium to the customer’s account at the Converter’s facility. At this point, Cameco invoices the customer and recognizes revenue for the uranium supply.

Toll Conversion Services

In a toll conversion arrangement, Cameco is contractually obligated to convert customer-owned uranium to a chemical state suitable for enrichment. The customer delivers uranium to Cameco’s conversion facilities. Once conversion is complete, Cameco physically delivers converted uranium to enrichment facilities (Enrichers) where the Enricher will credit Cameco’s account for the volume of accepted processed uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Enricher to transfer title of a contractually-specified quantity of converted uranium to the customer’s account at the Enricher’s facility. At this point, Cameco invoices the customer and recognizes revenue for the toll conversion services.

Conversion Supply

In a conversion supply arrangement, Cameco is contractually obligated to provide uranium concentrates and conversion services to its customers. Cameco-owned uranium is converted and physically delivered to an Enricher as described in the toll conversion services arrangement. Based on delivery terms in a sales contract with its customer, Cameco instructs the Enricher to transfer title of a contractually-specified quantity of converted uranium to the customer’s account at the Enricher’s facility. At this point, Cameco invoices the customer and recognizes revenue for both the uranium supplied and the conversion service provided. It is rare for Cameco to enter into back-to-back arrangements for uranium supply and toll conversion services. However, in the event that a customer requires such an arrangement, revenue from uranium supply is deferred until the toll conversion service has been rendered.

Revenue from deliveries to counterparties with whom Cameco has arranged a standby product loan facility (up to the limit of the loan facilities) and the related cost of sales are deferred until the loan arrangements have been terminated, or if drawn upon, when the loans are repaid and that portion of the facility is terminated.

Revenue on the sale of gold is recorded when title passes, delivery is effected and there is reasonable assurance with respect to measurement and collectability.

Electricity sales are recognized at the time of generation, and delivery to the purchasing utility is metered at the point of interconnection with the transmission system. Revenues are recognized on an accrual basis, which includes an estimate of the value of electricity produced during the period but not yet billed.

(n)	Amortization of Financing Costs

For financial instruments that are measured at amortized cost, the effective interest method of amortization is used for any debt discounts and issue expenses. Unamortized costs are classified with their related financial liability.

(o)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at year-end rates of exchange. Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at rates in effect at the time of the transactions. The applicable exchange gains and losses arising on these transactions are reflected in earnings.

The United States dollar is considered the functional currency of most of Cameco’s uranium and gold operations outside of Canada. The financial statements of these operations are translated into Canadian dollars using the current rate method whereby all assets and liabilities are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange prevailing during the year. Exchange gains and losses arising from this translation, representing the net unrealized foreign currency translation gain (loss) on Cameco’s net investment in these foreign operations, are recorded in the foreign currency translation adjustments component of accumulated other comprehensive income (AOCI). Exchange gains or losses arising from the translation of foreign debt designated as hedges of a net investment in foreign operations are also recorded in the foreign currency translation adjustments component of accumulated other comprehensive income. These adjustments are not included in earnings until realized through a reduction in Cameco’s net investment in such operations.

(p)	Derivative Financial Instruments and Hedging Transactions

Financial Assets and Financial Liabilities

All financial assets and liabilities are carried at fair value in the consolidated balance sheets, except for items classified in the following categories, which are carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held-for-trading. Realized and unrealized gains and losses on financial assets and liabilities that are held-for-trading are recorded in the consolidated statements of earnings. Unrealized gains and losses on financial assets that are available-for-sale are reported in OCI until realized, at which time they are recorded in the consolidated statements of earnings.

Hedge Accounting and Derivatives

Derivative financial and commodity instruments are employed by Cameco to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. All derivative instruments are recorded at fair value in the consolidated balance sheets, except for those designated as hedging instruments.

The purpose of hedging transactions is to modify Cameco’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash inflows attributable to, the hedged item and the hedging item. Hedge accounting ensures that the offsetting gains, losses, revenues and expenses are recognized to net earnings in the same period or periods. When hedge accounting is appropriate, the hedging relationship is designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a self-sustaining foreign operation.

At the inception of a hedging relationship, Cameco formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Cameco also formally assesses, both at the inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged are recognized in the consolidated statements of earnings. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments are recorded in OCI until the hedged items are recognized in the consolidated statements of earnings. Derivative instruments that do not qualify for hedge accounting, or are not designated as hedging instruments, are marked-to-market and the resulting net gains or losses are recognized in interest and other in the consolidated statements of earnings.

Derivatives may be embedded in other financial instruments (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held-for-trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in gains or losses on derivatives within interest and other on the consolidated statements of earnings.

(q)	Earnings Per Share

Earnings per share are calculated using the weighted average number of common shares outstanding.

The calculation of diluted earnings per share assumes that outstanding options and warrants which are dilutive to earnings per share are exercised and the proceeds are used to repurchase shares of the company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.

3. Accounting Standards
(a)	Changes in Accounting Policies
(i)	Capital Disclosures

On January 1, 2008, Cameco adopted the standard issued by the Canadian Institute of Chartered Accountants (CICA) relating to capital disclosures. The standard requires disclosure of Cameco’s objectives, policies and processes for managing capital, quantitative data about what Cameco regards as capital and whether Cameco has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Cameco’s capital structure reflects our vision and the environment in which we operate. We seek growth through development and expansion of existing assets and by acquisition. Our capital resources are managed to support achievement of our goals. The overall objectives for managing capital remained unchanged in 2008 from the prior comparative period.

Cameco’s management considers its capital structure to consist of long-term debt, short-term debt (net of cash and cash equivalents), minority interest and shareholders’ equity.

The capital structure at December 31, 2008 was as follows:

(Thousands)	2008

Long-term debt	$1,223,157
Short-term debt	89,817
Cash and cash equivalents	(269,176)

Net debt	1,043,798

Minority interest	779,203
Shareholders’ equity	3,514,923

Total equity	4,294,126

Total capital	$5,337,924

Cameco is bound by certain covenants in its general credit facilities. These covenants place restrictions on total debt, including guarantees, and set minimum levels for net worth. As of December 31, 2008, Cameco met these requirements.

(ii)	Financial Instruments

On January 1, 2008, Cameco adopted CICA Handbook Sections 3862, Financial Instruments — Disclosures and 3863, Financial Instruments — Presentation. These sections replaced Handbook Section 3861, Financial Instruments — Disclosures and Presentation. They enhance the users’ ability to evaluate the significance of financial instruments to an entity, related exposures and the management of these risks. There was no financial impact to previously reported financial statements as a result of the implementation of these new standards.

Risk Management Overview

Cameco is exposed in varying degrees to a variety of financial instrument related risks. Management and the board of directors, both separately and together, discuss the principal risks of our businesses. The board sets policies for the implementation of systems to manage, monitor and mitigate identifiable risks. Cameco’s risk management objective in relation to these instruments is to protect and minimize volatility in cash flow.

Market Risk

Cameco engages in various business activities which expose the company to market risk from changes in commodity prices and foreign currency exchange rates. As part of its overall risk management strategy, Cameco uses derivatives to manage some of its exposures to market risk that result from these activities.

Derivative instruments may include financial and physical forward contracts. Such contracts may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. Market risks are monitored regularly against defined risk limits and tolerances.

Cameco’s actual exposure to these market risks is constantly changing as the company’s portfolios of foreign currency and commodity contracts change. Changes in fair value or cash flows based on market variable fluctuations cannot be extrapolated as the relationship between the change in the market variable and the change in fair value or cash flow may not be linear.

     The types of risk exposure and the way in which such exposure is managed are as follows:
(a)	Commodity Price Risk

As a significant producer and supplier of uranium, nuclear fuel processing, gold and electricity, Cameco bears significant exposure to changes in prices for these products. A substantial change in prices will affect the company’s net earnings and operating cash flows. Prices for Cameco’s products are volatile and are influenced by numerous factors beyond the company’s control, such as supply and demand fundamentals, geopolitical events and, in the case of electricity prices, weather.

Cameco’s sales contracting strategy focuses on reducing the volatility in future earnings and cash flow, while providing both protection against decreases in market price and retention of exposure to future market price increases. Centerra policy currently prohibits the hedging of gold. To mitigate the risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from pricing volatility. To mitigate risks associated with fluctuations in the market price for electricity, BPLP enters into various energy and sales related contracts that qualify as cash flow hedges. At December 31, 2008, the effect of a $1/TWh increase in the market price for electricity would be a decrease of $288,000 in net earnings, and a decrease in other comprehensive income of $4,889,000.

(b)	Foreign Exchange Risk

The relationship between the Canadian and US dollars affects financial results of the uranium business as well as the fuel services business.

Sales of uranium and fuel services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars. Cameco attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Cameco also has a natural hedge against US currency fluctuations because a portion of its annual cash outlays, including purchases of uranium and fuel services, is denominated in US dollars. At December 31, 2008, the effect of a $0.01 increase in the US to Canadian dollar exchange rate on our portfolio of currency hedges and other USD denominated exposures would be a decrease of $7,100,000 in net earnings.

(c)	Counterparty Credit Risk

Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the company to the risk of non-payment. Counterparty credit risk is associated with the ability of counterparties to satisfy their contractual obligations to Cameco, including both payment and performance.

Cameco manages this risk by monitoring the credit worthiness of our customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.

Cameco’s maximum counterparty credit exposure at the balance sheet date consists primarily of the carrying amount of financial assets such as accounts receivable and short-term investments. At December 31, 2008, there were no significant concentrations of credit risk and no amounts were held as collateral.

(d)	Liquidity Risk

Financial liquidity represents Cameco’s ability to fund future operating activities and investments. Cameco ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the company’s holdings of cash and cash equivalents. The company believes that these sources will be sufficient to cover the likely short-term and long-term cash requirements.

The tables below outline the maturity dates for Cameco’s non-derivative financial liabilities including principal and interest as at December 31, 2008:

		Due in less	Due in	Due in	Due after
(Millions)	Total	than 1 year	1-3 years	3-5 years	5 years

Long-term debt	$1,042	$—	$442	$302	$298
BPLP lease	181	10	25	31	115
Short-term debt	90	90	—	—	—

Total contractual repayments	$1,313	$100	$467	$333	$413

		Due in less	Due in	Due in	Due after
(Millions)	Total	than 1 year	1-3 years	3-5 years	5 years

Interest on long-term debt	$142	$33	$46	$35	$28
Interest on BPLP lease	81	13	24	20	24
Interest on short-term debt	3	3	—	—	—

Total interest payments	$226	$49	$70	$55	$52

(iii)	Inventories

On January 1, 2008, Cameco adopted the new Canadian standard, Handbook Section 3031, Inventories, which supersedes Handbook Section 3030 and converges with the International Accounting Standard Board’s recently amended standard IAS 2, Inventories. This Section provides more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; allows for the write-up of subsequent increases in net realizable value of previously impaired inventory; and expands the disclosure requirements to increase transparency. Upon adoption of the standard, the company assigned a value of $20,400,000 (US) to previously unvalued gold ore stockpiles at Centerra, its 52.7% owned subsidiary. This amount, with accompanying adjustments to income taxes and minority interest, has been recognized as at January 1, 2008 with a corresponding adjustment of $8,787,000 (Cdn) to retained earnings. Prior periods have not been restated.

(iv)	Hedge Accounting

Effective August 1, 2008, Cameco voluntarily de-designated its foreign currency forward sales contracts as hedges of anticipated cash inflows. Accordingly, all subsequent changes in the fair value of these contracts have been recorded in earnings rather than in other comprehensive income. Mark-to-market gains and losses arising prior to August 1, 2008 will be recognized in net earnings at the time when the previously hedged transactions occur.
(b)	Future Changes in Accounting Policy
(i)	International Financial Reporting Standards (IFRS)

The Accounting Standards Board (AcSB) has announced that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011. Although IFRS employs a conceptual framework that is similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure. Cameco has undertaken a project to assess the potential impacts of the transition to IFRS and has developed a detailed project plan to ensure compliance with the new standards.

Cameco has completed the initial phase of the implementation project including the detailed diagnostic analysis which included a high-level impact assessment to identify key areas that may be impacted by the adoption of IFRS. This analysis resulted in the prioritization of areas to be evaluated in the next phase of the project plan, component evaluation. This phase, which is currently in progress, includes the analysis of accounting policy alternatives available under IFRS as well as the determination of changes required to existing information systems and business processes. Cameco continues to assess the impact of the conversion on internal controls over financial reporting and disclosure controls and procedures and will continue to invest in training and resources throughout the transition period to facilitate a timely conversion. Cameco is currently assessing the impact of the adoption of IFRS on our results of operations, financial position and financial statement disclosures.

(ii)	Goodwill and Intangible Assets

Effective January 1, 2009, Cameco will adopt the new Canadian standard, Handbook Section 3064, Goodwill and Intangible Assets, which replaces Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The standard introduces guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets. The standard also harmonizes Canadian standards with IFRS and applies to annual and interim financial statements for fiscal years beginning on or after October 1, 2008. Cameco is assessing the impact of the new standard on its consolidated financial statements.

(iii)	Noncontrolling Interests in Consolidated Financial Statements

Effective January 1, 2009, Cameco will adopt the new Canadian standard, Handbook Section 1602, Noncontrolling Interests in Consolidated Financial Statements. This section specifies that noncontrolling interests be treated as a separate component of equity, not as a liability or other item outside of equity. Section 1602 is effective for periods beginning on or after January 1, 2011 and will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. Cameco does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

(iv)	Consolidated Financial Statements

Effective January 1, 2009, Cameco will adopt the new Canadian standard, Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standard. This section establishes the standards for preparing consolidated financial statements and is effective for periods beginning on or after January 1, 2011. Cameco does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

(v)	Business Combinations

Effective January 1, 2009, Cameco will adopt the new Canadian standard, Handbook Section 1582, Business Combinations. This section specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure noncontrolling interests at fair value and a requirement to recognize acquisition-related costs as expenses. Section 1582 applies prospectively to business combinations occurring on or after January 1, 2011.
4.	Inventories

	2008	2007

Uranium
Concentrate	$287,079	$291,071
Broken ore	21,396	8,313

	308,475	299,384

Fuel Services	89,635	93,788

Gold
Finished	18,662	10,986
Stockpile	75,931	33,329

	94,593	44,315

Total	$492,703	$437,487
Less: Non-current portion [note 3(a)(iii)]	(22,054)	(8,985)

Net	$470,649	$428,502

The non-current portion of inventory represents values assigned to low-grade stockpiles of gold ore that are not expected to be further processed in the next 12 months.

5.	Property, Plant and Equipment

		Accumulated Depreciation
	Cost	and Depletion	2008 Net	2007 Net

Uranium
Mining	$3,490,181	$1,690,296	$1,799,885	$1,415,498
Non-producing	1,325,532	—	1,325,532	888,872

Fuel Services	474,725	195,334	279,391	222,892

Electricity
Assets under capital lease	164,290	71,070	93,220	102,540
Other	551,133	184,129	367,004	397,693

Gold
Mining	1,263,798	786,708	477,090	365,294
Non-producing	6,551	—	6,551	4,676

Other	107,269	39,649	67,620	39,985

Total	$7,383,479	$2,967,186	$4,416,293	$3,437,450

6.	Intangible Assets and Goodwill

		Accumulated
	Cost	Depreciation	2008 Net	2007 Net

Intangible assets	$118,819	$17,377	$101,442	$108,712
Goodwill	181,902	N/A	181,902	146,772

Total	$300,721	$17,377	$283,344	$255,484

The intangible asset value relates to intellectual property acquired with Zircatec Precision Industries, Inc. in 2006. It is being amortized on a straight-line basis at a rate of approximately $6,000,000 per year.
Cameco’s goodwill is related to its investment in Centerra, which is denominated in United States dollars. Accordingly, the amount of goodwill is remeasured to reflect the current foreign exchange rate at each financial statement date.
In 2007, Centerra acquired the outstanding 5% non-controlling interest in one of its subsidiaries. The book value of the minority interest acquired in the transaction was in excess of the purchase price and, as a result, goodwill was reduced by $6,046,000.

7.	Long-Term Receivables, Investments and Other

	2008	2007

BPLP [note 19]
Capital lease receivable from Bruce A L.P.	$97,044	$97,328
Derivatives [note 25]	75,994	75,788
Receivable from Ontario Power Generation (OPG)	—	2,907
Accrued pension benefit asset [note 21]	6,061	5,864
Kumtor Gold Company (KGC)
Reclamation trust fund	6,219	4,795
Equity accounted investments
Global Laser Enrichment LLC (privately held) [note 22]	240,018	—
Govi High Power Exploration Inc. (privately held) [note 22]	34,442	—
UNOR Inc. (market value $1,088)	1,088	7,790
UEX Corporation (market value $25,783)	6,714	14,153
Huron Wind (privately held)	4,623	2,174
Minergia S.A.C. (privately held)	534	683
Available-for-sale securities
Western Uranium Corporation (market value $3,296)	3,296	13,351
Cue Resources Ltd. (market value $422)	422	6,751
Derivatives [note 25]	5,793	168,641
Deferred charges
Cost of sales [note 11]	6,414	54,943
Advances receivable from Inkai JV LLP	126,130	47,045
Accrued pension benefit asset [note 21]	4,815	5,874
Other	59,201	43,381

	678,808	551,468
Less current portion	(49,836)	(164,164)

Net	$628,972	$387,304

During 2008, the investments in Western Uranium Corporation, Cue Resources Ltd. and UNOR Inc. were determined to be impaired and charges of $17,092,000, $6,479,000 and $6,421,000 respectively were recognized during the year [note 15].

BPLP leases the Bruce A nuclear generating plants and other property, plant and equipment to Bruce A L.P. under a sublease agreement. Future minimum base rent sublease payments under the capital lease receivable are imputed using a 7.5% discount rate.

Through an unsecured shareholder loan, Cameco has agreed to fund the development of the Inkai project. The limit of the loan facility is $300,000,000 (US) and advances under the facility bear interest at a rate of LIBOR plus 2%. At December 31, 2008, $257,000,000 (US) of principal and interest was outstanding (2007 — $119,000,000 (US)), of which 40% represents the joint venture partner’s share. Of the cash available for distribution each year, 80% is to be used to repay the loan until it is repaid in full.

8.	Short-Term Debt

In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GE Hitachi Global Laser Enrichment LLC (GLE) [note 22]. The promissory note is payable on demand and bears interest at market rates.

In February 2009, Cameco concluded an arrangement for a $100,000,000 unsecured revolving credit facility, maturing February 5, 2010, and extendable for two additional 364-day terms upon mutual agreement with the lender. There is no amount outstanding under this credit agreement.

9. Long-Term Debt

	2008	2007

Debentures	$298,177	$297,905
Convertible debentures	—	205,575
Capital lease obligation — BPLP	180,784	189,600
Commercial paper and bank debt	744,196	32,866

	1,223,157	725,946
Less current portion	(10,175)	(8,816)

Net	$1,212,982	$717,130

On September 25, 2003, the company issued unsecured convertible debentures in the amount of $230,000,000. The debentures bore interest at 5% per annum, were to mature on October 1, 2013, and at the holder’s option were convertible into common shares of Cameco. The debentures were redeemable by the company beginning October 1, 2008, at a redemption price of par plus accrued and unpaid interest. The fair value of the conversion option associated with the convertible debentures on the date of issuance was $30,473,000, resulting in an effective interest rate of 7.21%. The amount was reflected as contributed surplus. The conversion price was $10.83 per share, a rate of approximately 92.3 common shares per $1,000 of convertible debentures. Interest was payable semi-annually in arrears on April 1 and October 1. On August 14, 2008, Cameco gave notice of its intention to redeem these debentures on October 1, 2008. As a result of debenture conversions and redemptions, 21,204,585 shares were issued during the year [note 12].
Cameco has $300,000,000 outstanding in senior unsecured debentures (Series C). These debentures bear interest at a rate of 4.7% per annum (effective interest rate of 4.79%) and mature September 16, 2015.
Cameco has a $500,000,000 unsecured revolving credit facility that is available until November 30, 2012. In addition to direct borrowings under the facility, up to $100,000,000 can be used for the issuance of letters of credit and, to the extent necessary, up to $400,000,000 may be allocated to provide liquidity support for the company’s commercial paper program. The facility ranks equally with all of Cameco’s other senior debt. At December 31, 2008 there was $149,800,000 outstanding under this credit facility (2007 — nil) bearing interest at an average rate of 1.7%. Cameco may also borrow directly in the commercial paper market. Commercial paper outstanding at December 31, 2008, was $152,800,000 (2007 — $32,866,000) and bears interest at an average rate of 2.7% (2007 — 4.8%). These amounts, when drawn, are classified as long-term debt.
In 2008, Cameco arranged for a $470,000,000, 364-day unsecured revolving credit facility, extendable for up to two additional 364-day terms upon mutual agreement with the lenders. The facility ranks equally with all of Cameco’s other senior debt. At December 31, 2008, there was $29,885,000 (Cdn) and $336,200,000 (US) outstanding under this credit facility, bearing interest at 2.30% and 2.58% respectively. Borrowings under this short-term facility were incurred to finance acquisitions [note 22]. In February 2009, Cameco agreed with its lenders to extend this credit facility to June 2010 and increase its limit to $500,000,000.
Cameco is bound by certain covenants in its revolving credit facilities. The significant financial covenants require a funded debt to tangible net worth ratio equal to or less than 1:1 and a tangible net worth greater than $1,250,000,000. Non-compliance with any of these covenants could result in accelerated payment and termination of the revolving credit facility. At December 31, 2008, Cameco was in compliance with covenants and does not expect its operating and investing activities in 2009 to be constrained by them.

Cameco has $464,110,000 ($329,450,000 and $109,960,000 (US)) in letter of credit facilities. The majority of the outstanding letters of credit at December 31, 2008 relate to future decommissioning and reclamation liabilities [note 10] and amounted to $428,910,000 ($294,650,000 and $109,640,000 (US)) (2007 — $302,773,000 ($235,189,000 and $68,398,000 (US)).
BPLP holds a long-term lease with OPG to operate the Bruce nuclear power facility. The term of the lease, which expires in 2018, is 18 years with an option to extend the lease for up to an additional 25 years. The interest rate associated with the lease is 7.5%.
BPLP has a $200,000,000 (Cameco’s share $63,200,000) revolving credit facility that is available until July 20, 2009, as well as $173,000,000 (Cameco’s share $54,668,000) in letter of credit facilities. As at December 31, 2008, BPLP had $39,000,000 (Cameco’s share $12,324,000) outstanding under the revolving credit facility and $173,000,000 (Cameco’s share $54,668,000) outstanding under the letter of credit facilities.
The table below represents currently scheduled maturities of long-term debt over the next five years.

2009	$10,175
2010	453,288
2011	13,272
2012	317,452
2013	16,325
Thereafter	412,645

Total	$1,223,157

Standby Product Loan Facilities
Cameco had arranged for a standby product loan facility with one of its customers. The arrangement, which was finalized in 2006, allowed Cameco to borrow up to 2,600,000 pounds U3O8 equivalent over the period 2006 to 2008 with repayment in 2008 and 2009. Of this material, up to 1,000,000 kilograms of uranium could have been borrowed in the form of UF6. Under the loan facility, standby fees of 2.25% were payable based on the market value of the facility, and interest was payable on the market value of any amounts drawn at a rate of 4.0%. Any borrowings would have been secured by letters of credit and payable in kind.
On January 29, 2008, Cameco gave notice of termination to the counterparty of the product loan arrangement. The loan facility was terminated on April 1, 2008 and the associated letter of credit facilities were cancelled on January 31, 2008. Cameco recognized previously deferred revenues and costs in its earnings during 2008 [notes 7 and 11].
Previously, Cameco had two other product loan arrangements with another one of its customers. These arrangements had allowed Cameco to borrow up to 2,960,000 pounds U3O8 equivalent. Of this material, up to 400,000 kilograms of uranium could be borrowed in the form of UF6. During 2007, Cameco terminated these two arrangements and cancelled the related letter of credit facilities.
On April 1, 2008, Cameco arranged for a standby product loan facility with one of its customers. The arrangement allows Cameco to borrow up to 2,400,000 pounds U3O8 equivalent over the period 2008 to 2011 with repayment during 2012 to 2014. Under the loan facility, standby fees of 2% are payable based on the market value of the facility, and interest is payable on the market value of any amounts drawn at a rate of 5%. Any borrowings are payable in kind. As at December 31, 2008, Cameco did not have any loan amounts outstanding under the facility.

10.	Provision for Reclamation

Cameco’s estimates of future asset retirement obligations are based on reclamation standards that satisfy regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total future decommissioning and reclamation costs for its operating assets to be $556,288,000. These estimates are reviewed by Cameco technical personnel as required by regulatory agencies or more frequently as circumstances warrant. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $428,077,000 in the form of letters of credit to satisfy current regulatory requirements.

Under the BPLP lease agreement, OPG, as the owner of the Bruce nuclear plants, is responsible to decommission the Bruce facility and to provide funding and meet other requirements that the Canadian Nuclear Safety Commission (CNSC) may require of BPLP as licensed operator of the Bruce facility. OPG is also responsible to manage radioactive waste associated with decommissioning of the Bruce nuclear plants.

Following is a reconciliation of the total liability for asset retirement obligations:

	2008	2007

Balance, beginning of year	$284,673	$228,496
Changes in estimates	40,300	59,487
Liabilities settled	(5,787)	(6,034)
Accretion expense	16,979	14,768
Impact of foreign exchange	17,179	(12,044)

Balance, end of year	$353,344	$284,673

Following is a summary of the key assumptions on which the carrying amount of the asset retirement obligations is based:
(i)	Total undiscounted amount of the estimated cash flows — $556,288,000.

(ii)	Expected timing of payment of the cash flows — timing is based on life of mine plans. The majority of expenditures are expected to occur after 2014.

(iii)	Discount rates — 5.25% to 7.50% for operations in North America and 8.00% to 9.00% for operations in Central Asia.
The asset retirement obligations liability relates to the following segments:

	2008	2007

Uranium	$213,500	$166,725
Fuel Services	99,644	97,329
Gold	40,200	20,619

Total	$353,344	$284,673

11.	Other Liabilities

	2008	2007

Deferred sales [note 7]	$31,511	$113,461
Derivatives [note 25]	119,869	21,619
Accrued post-retirement benefit liability [note 21]	11,842	13,143
Zircatec acquisition holdback	2,000	10,000
BPLP
Accrued post-retirement benefit liability [note 21]	117,038	104,046
Derivatives [note 25]	534	1,057
Other	14,308	27,677

	297,102	291,003
Less current portion	(117,222)	(32,492)

Net	$179,880	$258,511

12.	Share Capital

Authorized share capital:
Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of voting common shares, and One Class B share
(a)	Common Shares

Number Issued (Number of Shares)	2008	2007

Beginning of year	344,398,698	352,292,632

Issued:
Shares repurchased	—	(9,575,300)
Stock option plan [note 20]	115,640	1,681,366
Debenture conversions [note 9]	21,204,585	—

Issued share capital	365,718,923	344,398,698

(b)	Class B Share

One Class B share issued during 1988 and assigned $1 of share capital, entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

(c)	Share Repurchase Program

On September 6, 2007, Cameco announced an open market share repurchase program for cancellation of up to 17,700,000 of its common shares, representing 5% of its common shares then outstanding. This repurchase program was authorized to be in effect until September 10, 2008. In 2007, a total of 9,575,300 shares were repurchased under this program at a cost of $429,327,000 at an average share price of $44.84. The excess of the repurchase cost of these shares over their book value, amounting to $406,577,000, has been charged to contributed surplus. During 2008, no additional shares were repurchased.

13.	Interest and Other

	2008	2007

Interest on long-term debt	$51,950	$42,743
Interest on short-term debt	1,377	—
Foreign exchange losses	83,006	20,955
Losses (gains) on derivatives	202,651	(53,606)
Other charges	12,498	13,922
Interest income	(11,903)	(25,960)
Capitalized interest	(39,185)	(30,727)

Net	$300,394	$(32,673)

14.	Gain on Sale of Assets

	2008	2007

Sale of geological data	$(927)	$(5,317)
Other	(3,170)	1,289

Net	$(4,097)	$(4,028)

15.	Other Expense

	2008	2007

Writedown of investments [note 7]	$(29,992)	$—
Equity in loss from associated companies	(9,706)	(6,439)
Claim settlement	—	(3,175)
Other	425	536

Net	$(39,273)	$(9,078)

16.	Income Taxes

The significant components of future income tax assets and liabilities at December 31 are as follows:

	2008	2007

Assets
Property, plant and equipment	$291,874	$201,560
Provision for reclamation	93,349	78,335
Foreign exploration and development	56,535	46,389
Other	68,731	65,060

Future income tax assets before valuation allowance	510,489	391,344
Valuation allowance	(128,064)	(113,092)

Future income tax assets, net of valuation allowance	$382,425	$278,252

Liabilities
Property, plant and equipment	$420,559	$473,734
Inventories	31,914	19,601
Long-term investments and other	80,161	116,506

Future income tax liabilities	$532,634	$609,841

Net future income tax liabilities	$150,209	$331,589
Less current portion	(68,857)	(84,653)

	$81,352	$246,936

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2008	2007

Earnings before income taxes and minority interest	$484,897	$465,932
Combined federal and provincial tax rate	32.3%	35.7%

Computed income tax expense	156,622	166,338
Increase (decrease) in taxes resulting from:
Reduction in income tax rates	—	(18,036)
Provincial royalties and other taxes	1,988	1,240
Federal and provincial resource allowance	—	(492)
Manufacturing and processing deduction	(771)	(5,112)
Difference between Canadian rate and rates applicable to subsidiaries in other countries	(198,642)	(187,328)
Restructuring of gold business	(37,053)	40,156
Change in valuation allowance	14,972	(4,827)
Capital and other taxes	—	1,938
Stock-based compensation plans	13,707	(306)
Other permanent differences	24,422	35,897

Income tax (recovery) expense	$(24,755)	$29,468

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing methodology used by Cameco and its wholly-owned Swiss subsidiary, Cameco Europe Ltd. (CEL), in respect of sale and purchase agreements for uranium products. In December 2008, CRA issued a notice of reassessment, which increased Cameco’s 2003 Canadian taxable income by approximately $43,000,000 (which does not result in any cash taxes becoming payable for that year). Cameco believes it is likely that CRA will reassess Cameco’s tax returns for the years 2004 through 2008 on a similar basis.

Late in 2008, CRA’s Transfer Pricing Review Committee decided not to impose a penalty for 2003 based on the documentation that had been submitted by Cameco.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco intends to contest CRA’s position. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has decided to increase its reserve for uncertain tax positions and recognize an income tax expense of $15,000,000 in 2008 for the years 2003 through 2008. No provisions for penalties or interest have been recorded. We do not expect any cash taxes to be payable due to availability of elective deductions and tax loss carryforwards. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity over the period. However, an unfavourable outcome for the years 2003 to 2008 could be material to Cameco’s financial position, results of operations or cash flows in the year(s) of resolution.

In 2007, the federal government introduced amendments to the Canadian Income Tax Act that provide for a 4% reduction in the general corporate income tax rate. The federal tax rate will decline in 2012 from 19% to 15%. This legislation was substantively enacted in 2007. Under Canadian accounting rules, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantive enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a non-cash income tax adjustment of $25,400,000 in 2007.

	2008	2007

Earnings before income taxes and minority interest
Canada	$(389,608)	$(297,519)
Foreign	874,505	763,451

	$484,897	$465,932

Current income taxes
Canada	$44,752	$99,066
Foreign	72,689	64,531

	$117,441	$163,597

Future income taxes (recovery)
Canada	$(138,798)	$(126,303)
Foreign	(3,398)	(7,826)

	$(142,196)	$(134,129)

Income tax (recovery) expense	$(24,755)	$29,468

Other comprehensive income included on the consolidated statements of shareholders’ equity and the consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

	2008	2007

(Losses) gains on derivatives designated as cash flow hedges	$(6,773)	$92,860
Gains on derivatives designated as cash flow hedges transferred to net earnings	(38,415)	(28,104)
Unrealized losses on assets available-for-sale	(2,072)	(1,152)
Losses on assets available-for-sale transferred to net earnings	3,024	—

Total income tax (recovery) expense included in OCI	$(44,236)	$63,604

Accumulated other comprehensive income included on the consolidated statements of shareholders’ equity and the consolidated statement of accumulated other comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of accumulated other comprehensive income:

	2008	2007

Gains on derivatives designated as cash flow hedges	$103,259	$110,032
Gains on derivatives designated as cash flow hedges transferred to net earnings	(66,519)	(28,104)
Unrealized losses on assets available-for-sale	(3,224)	(1,152)
Losses on assets available-for-sale transferred to net earnings	3,024	—

Total income tax expense included in AOCI	$36,540	$80,776

17.	Statements of Cash Flows Other Operating Items

	2008	2007

Changes in non-cash working capital:
Accounts receivable	$(143,266)	$103,118
Inventories	10,718	(61,810)
Supplies and prepaid expenses	(62,352)	(35,631)
Accounts payable and accrued liabilities	22,941	27,677
Hedge position settlements	52,152	67,948
Other	(16,872)	17,203

Total	$(136,679)	$118,505

18.	Uranium Joint Ventures

Cameco conducts a portion of its exploration, development, mining and milling activities through joint ventures. Cameco’s significant uranium joint venture interests are comprised of:

Producing:
McArthur River	69.81%
Key Lake	83.33%
Inkai	60.00%

Non-producing:
Cigar Lake	50.03%
Uranium joint ventures allocate uranium production to each joint venture participant and the joint venture participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by the joint venture are included in the cost of inventory. At December 31, 2008, Cameco’s share of property, plant and equipment in these joint ventures amounted to $2,233,000,000 (2007 — $2,037,000,000) [note 5].

19.	Investment in BPLP

Cameco holds a 31.6% interest in the BPLP partnership, which is governed by an agreement that provides for joint control of the strategic operating, investing and financing activities among the three major partners. Cameco proportionately consolidates its 31.6% interest in BPLP.

Fuel Supply Agreements

Cameco has entered into fuel supply agreements with BPLP for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium, conversion services and fabrication services. Contract terms are at market rates and on normal trade terms. During 2008, sales of uranium and conversion services to BPLP amounted to $58,611,000 (2007 — $49,608,000), approximately 2.0% (2007 – 2.1%) of Cameco’s total revenue. At December 31, 2008, amounts receivable under these agreements totaled $11,131,000 (2007 — $4,550,000).

The following schedules reflect Cameco’s 31.6% proportionate interest in the balance sheets, statements of earnings and statements of cash flows of the BPLP partnership.

Balance Sheets

(Millions)	2008	2007

Current assets	$190	$159
Property, plant and equipment	403	411
Long-term receivables and investments	156	181

	$749	$751

Current liabilities	$110	$97
Long-term liabilities	304	370

	414	467

Equity	335	284

	$749	$751

Statements of Earnings

(Millions)	2008	2007

Revenue	$445	$417
Operating costs	285	278

Earnings before interest and taxes	160	139
Interest	13	—

Earnings before taxes	$147	$139

Statements of Cash Flows

(Millions)	2008	2007

Cash provided by operations	$173	$159
Cash provided by (used in) investing	4	(35)
Cash used in financing	(178)	(126)

20.	Stock-Based Compensation Plans Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option. Options have not been awarded to directors since 2003 and the plan has been amended to preclude the issue of options to directors.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 24,126,719 shares have been issued.

Stock option transactions for the respective years were as follows:

(Number of Options)	2008	2007

Beginning of year	6,422,592	7,390,053
Options granted	1,154,015	976,475
Options exercised [note 12]	(330,852)	(1,794,515)
Options forfeited	(125,200)	(149,421)

End of year	7,120,555	6,422,592

Exercisable	4,957,129	3,696,479

Weighted average exercise prices were as follows:

	2008	2007

Beginning of year	$25.40	$19.92
Options granted	38.82	46.82
Options exercised	11.62	13.34
Options forfeited	38.77	39.32

End of year	$27.98	$25.40

Exercisable	$22.08	$16.46

Total options outstanding and exercisable at December 31, 2008 were as follows:

2008	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercisable		Exercisable
Option Price Per Share	Number	Life	Price	Number	Price

$4.80 - 12.00	2,219,160	3	$8.10	2,219,160	$8.10
12.01 - 28.05	1,599,842	5	26.97	1,599,842	26.97
28.06 - 54.50	3,301,553	7	41.83	1,138,127	42.48

	7,120,555			4,957,129

The foregoing options have expiry dates ranging from February 21, 2009 to March 2, 2018.

On July 27, 2007, Cameco’s board of directors approved an amendment to the company’s stock option program introducing a cash settlement feature for the exercise of employee stock options. The cash settlement feature allowed option holders to elect to receive an amount in cash equal to the intrinsic value, being the excess market price of the common share over the exercise price of the option, instead of exercising the option and acquiring common shares. All outstanding stock options were subsequently classified as liabilities and carried at their intrinsic value. The intrinsic value of the liability was marked to market each period and amortized to expense over the shorter of the period to eligible retirement or the vesting period. The impact of the reclassification of the stock options at July 27, 2007 was an increase in liabilities of $116,050,000, a decrease in contributed surplus of $21,875,000 and a decrease to earnings of $94,175,000. In addition, a future tax recovery of $35,225,000 was recorded.

Effective November 10, 2008, the stock option plan was amended to eliminate the alternative to settle in cash. As a result of the amendment all outstanding options are classified as equity and the fair value determined using the Black-Scholes option-pricing model. The impact of the reclassification of the stock options at November 10, 2008, was a decrease in liabilities of $25,987,000 with a corresponding increase in contributed surplus.

For the year ended December 31, 2008, Cameco has recorded a net recovery of $48,625,000 (2007 recovery — $4,868,000), related to options that vested during the year. These amounts are exclusive of the earnings impact recorded upon adoption of the cash settlement feature on July 27, 2007.

The fair value of the options granted each year was determined using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2008	2007

Number of options granted	1,154,015	976,475
Average strike price	$38.82	$46.82
Expected dividend	$0.24	$0.20
Expected volatility	39%	36%
Risk-free interest rate	2.9%	4.0%
Expected life of option	3.5 years	3.5 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	$11.90	$14.30

Executive Performance Share Unit (PSU), Deferred Share Unit (DSU), and Other Plans

Commencing in 2005, Cameco provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual cash flow from operations targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of December 31, 2008, the total PSUs held by the participants was 179,810
(2007 — 152,196).

Cameco offers a deferred share unit plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. 60% of each director’s annual retainer is paid in DSUs. In addition, on an annual basis directors can elect to receive the remaining 40% of their annual retainer and any additional fees in the form of DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of December 31, 2008, the total DSUs held by participating directors was 380,890
(2007 — 329,908).

Cameco makes annual grants of bonuses to eligible non-North American employees in the form of phantom stock options. Employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of December 31, 2008, the number of options held by participating employees was 332,749 (2007 — 339,072) with exercise prices ranging from $4.81 to $46.88 per share (2007 — $4.81 to $46.88) and a weighted average exercise price of $26.41 (2007 — $39.56).

Commencing in 2007, Cameco created an employee share ownership plan whereby both employee and company contributions are used to purchase shares on the open market for employees. The company’s contributions are expensed during the year of contribution. Under the plan, all employees have the opportunity to participate in the program to a maximum of 6% of eligible earnings each year with Cameco matching the first 3% of employee-paid shares by 50%. Cameco contributes $1,000 of shares annually to each employee that is enrolled in the plan. At December 31, 2008, there were 3,067 participants in the plan (2007 — 2,637). The total number of shares purchased in 2008 on behalf of participants, including the company contribution, was 287,847 shares (2007 — 159,761). In 2008, the company’s contributions totaled $4,513,000 (2007 — $3,716,000).

Cameco has recognized the following expenses (recoveries) under these plans:

	2008	2007

Performance share units	$(112)	$4,288
Deferred share units	(6,252)	(2,606)
Phantom stock options	(3,505)	(1,410)
Employee share ownership plan	4,513	3,716

At December 31, 2008, a liability of $11,200,000 (2007 — $23,630,000) was included in the balance sheet to recognize accrued but unpaid expenses for these plans.

21.	Pension and Other Post-Retirement Benefits

Cameco maintains both defined benefit and defined contribution plans providing pension and post-retirement benefits to substantially all of its employees.

Under the defined pension benefit plans, Cameco provides benefits to retirees based on their length of service and final average earnings. The non-pension post-retirement plan covers such benefits as group life and supplemental health insurance to eligible employees and their dependents. The costs related to the non-pension post-retirement plans are charged to earnings in the period during which the employment services are rendered. However, these future obligations are not funded.

The effective date for the most recent valuations for funding purposes on the pension benefit plans is January 1, 2006. The next planned effective date for valuation for funding purposes of the pension benefit plans is set to be January 1, 2009. The status of the defined plans is as follows:
(a)	Accrued Benefit Obligation

	Pension Benefit Plans		Other Benefit Plans
	2008	2007	2008	2007

Balance at beginning of year	$28,441	$23,272	$13,143	$12,166
Current service cost	1,198	1,027	504	510
Interest cost	1,569	1,259	629	606
Actuarial (gain) loss	(5,310)	3,502	(1,785)	(370)
Plan amendments	—	—	52	3,838
Plan curtailments	—	—	—	(2,990)
Benefits paid	(2,318)	(619)	(701)	(617)

	$23,580	$28,441	$11,842	$13,143

(b)	Plan Assets

	Pension Benefit Plans
	2008	2007

Fair value at beginning of year	$23,864	$24,412
Actual return on plan assets	(3,039)	(8)
Employer contributions	59	55
Benefits paid	(595)	(595)

Fair value at end of year	$20,289	$23,864

Plan assets consist of:

	Pension Benefit Plans
	2008	2007

Asset Category (i)
Equity securities	35%	44%
Fixed income	9%	11%
Other (ii)	56%	45%

Total	100%	100%

(i)	The defined benefit plan assets contain no material amounts of related party assets at December 31, 2008 and 2007 respectively.

(ii)	Relates to the value of the refundable tax account held by the Canada Revenue Agency. The refundable total is approximately equal to half of the sum of the realized investment income plus employer contributions less half of the benefits paid by the plan.
(c)	Funded Status Reconciliation

	Pension Benefit Plans		Other Benefit Plans
	2008	2007	2008	2007

Fair value of plan assets	$20,289	$23,864	$—	$—
Accrued benefit obligation	23,580	28,441	11,842	13,143

Funded status of plans — deficit	(3,291)	(4,577)	(11,842)	(13,143)

Unamortized net actuarial loss	8,106	10,451	—	—

Accrued benefit asset (liability) [notes 7, 11]	$4,815	$5,874	$(11,842)	$(13,143)

(d)	Net Pension Expense

	2008	2007

Current service cost	$1,198	$1,027
Interest cost	1,569	1,259
Actual return on plan assets	3,039	8
Actuarial (gain) loss	(5,310)	3,502

Balance prior to adjustments to recognize the long-term nature of employee future benefit costs	496	5,796
Difference between actual and expected return on plan assets	(3,859)	(820)
Difference between actuarial loss recognized for year and actual actuarial (gain) loss on accrued benefit obligation for year	6,158	(3,088)
Amortization of transitional obligation	—	240

Defined benefit pension expense	2,795	2,128
Defined contribution pension expense	13,005	10,905

Net pension expense	$15,800	$13,033

	2008	2007

Significant assumptions at December 31
Discount rate	7.0%	5.5%
Rate of compensation increase	4.5%	5.5%
Long-term rate of return on assets	6.0%	6.5%

(e)	Other Post-Retirement Benefit (Recovery) Expense

	2008	2007

Current service cost	$504	$510
Interest cost	629	606
Actuarial gain	(1,785)	(370)
Plan amendment costs	52	3,838
Plan curtailment gain	—	(2,990)

Other post-retirement benefit (recovery) expense	$(600)	$1,594

	2008	2007

Significant assumptions at December 31
Discount rate	7.0%	5.5%
Initial health care cost trend rate	8.0%	9.0%
Cost trend rate declines to	6.0%	6.0%
Year the rate reaches its final level	2011	2011

(f)	Pension and Other Post-Retirement Benefits Cash Payments

	2008	2007

Employer contributions to funded pension plans	$59	$55
Benefits paid for unfunded benefit plans	2,425	641
Cash contributions to defined contribution plans	13,005	10,905

Total cash payments for employee future benefits	$15,489	$11,601

Benefits paid by the funded pension plan were $595,000 for 2008 (2007 — $595,000). Cameco’s expected contributions for the year ended December 31, 2009 are approximately $64,000 for the pension benefit plans.

The following are estimated future benefit payments, which reflect expected future service:

	Pension Benefit Plans	Other Benefit Plans

2009	$922	$453
2010	1,315	485
2011	1,313	578
2012	1,325	662
2013	1,394	789
2014 to 2018	11,591	4,947

BPLP

BPLP has a funded registered pension plan and an unfunded supplemental pension plan. The funded plan is a contributory, defined benefit plan covering all employees up to the limits imposed by the Income Tax Act. The supplemental pension plan is a non-contributory, defined benefit plan covering all employees with respect to benefits that exceed the limits under the Income Tax Act. These plans are based on years of service and final average salary.

BPLP also has other post-retirement benefit and other post-employment benefit plans that provide for group life insurance, health care and long-term disability benefits. These plans are non-contributory.

The effective date for the most recent valuations for funding purposes on the pension benefit plans is January 1, 2008. The next planned effective date for valuation for funding purposes of the pension benefit plans is set to be January 1, 2009. The status of Cameco’s proportionate share (31.6%) of the defined plans is as follows:
(a)	Funded Status Reconciliation

	Pension Benefit Plans		Other Benefit Plans
	2008	2007	2008	2007

Fair value of plan assets	$546,755	$618,096	$—	$—
Accrued benefit obligation	617,259	816,574	112,355	137,421

Funded status of plans — deficit	(70,504)	(198,478)	(112,355)	(137,421)

Unrecognized prior service cost	—	—	2,881	3,331
Unamortized net actuarial loss (gain)	76,565	204,342	(7,564)	30,044

Accrued benefit asset (liability) [notes 7, 11]	$6,061	$5,864	$(117,038)	$(104,046)

(b)	Pension Asset Categories

	Asset Allocation		Target Allocation
	2008	2007	2008	2007

Asset Category (i)
Equity securities	56%	57%	60%	60%
Fixed income	42%	42%	40%	40%
Cash	2%	1%	—	—

Total	100%	100%	100%	100%

The assets of the pension plan are managed on a going concern basis subject to legislative restrictions. The plan’s investment policy is to maximize returns within an acceptable risk tolerance. Pension assets are invested in a diversified manner with consideration given to the demographics of the plan participants. Rebalancing will take place on a monthly basis if outside of 3% of the target asset allocation.
(i) The defined benefit plan assets contain no material amounts of related party assets at December 31, 2008.

(c)	Net Pension Expense

	2008	2007

Current service cost	$27,599	$29,093
Interest cost	43,375	40,658
Actual return on plan assets	78,229	2,215
Actuarial gain	(238,037)	(34,978)

Balance prior to adjustments to recognize the long-term nature of employee future benefit costs	(88,834)	36,988
Difference between actual and expected return on plan assets	(121,493)	(44,632)
Difference between actuarial loss recognized and actual actuarial gain on accrued benefit obligation for year	249,271	46,544

Net pension expense	$38,944	$38,900

	2008	2007

Significant assumptions at December 31
Discount rate	6.8%	5.3%
Rate of compensation increase	6.0%	6.3%
Long-term rate of return on assets	7.0%	7.0%

(d)	Other Benefit Plans Expense

	2008	2007

Current service cost	$7,007	$8,423
Interest cost	7,308	7,272
Plan amendments	—	(1,829)
Actuarial gain	(36,228)	(15,939)

Balance prior to adjustments to recognize the long-term nature of employee future benefit costs	(21,913)	(2,073)
Difference between amortization of past service costs and actual plan amendments for year	450	2,526
Difference between actuarial loss recognized and actual actuarial gain on accrued benefit obligation for year	37,608	18,991

Other benefit plans expense	$16,145	$19,444

	2008	2007

Significant assumptions at December 31
Discount rate	6.4%	5.1%
Rate of compensation increase	3.5%	3.5%
Initial health care cost trend rate	9.5%	10.0%
Cost trend rate declines to	5.0%	5.0%
Year the rate reaches its final level	2019	2019

(e)	Pension and Other Post-Retirement Benefits Cash Payments

	2008	2007

Employer contributions to funded pension plans	$37,604	$31,284
Benefits paid for unfunded benefit plans	3,815	2,458

Total cash payments for employee future benefits	$41,419	$33,742

Benefits paid by the funded pension plan were $37,015,000 for 2008 (2007 — $22,600,000). BPLP’s expected contributions for the year ended December 31, 2009 are approximately $63,055,000 for the pension benefit plans.

The following are estimated future benefit payments, which reflect expected future service:

	Pension Benefit Plans	Other Benefit Plans

2009	$38,921	$4,093
2010	42,558	4,679
2011	46,285	5,321
2012	50,218	5,964
2013	54,262	6,607
2014 to 2018	329,429	42,346

22.	Acquisitions
(a)	Acquisition of Interest in GE-Hitachi Global Laser Enrichment LLC (GLE)

Effective June 19, 2008, Cameco, through a wholly owned subsidiary acquired a 24.0% interest in GLE at an initial cost of $123,848,000 (US). In addition, a promissory note in the amount of $73,344,000 (US) was issued in support of future development of the business. The remainder of GLE is owned indirectly by General Electric Company (51%) and Hitachi Ltd. (25%). GLE is in the process of developing uranium enrichment technology. The investment in GLE extends Cameco’s involvement in the front end of the nuclear fuel cycle. The promissory note is payable on demand and bears interest at market rates. The purchase price was financed with cash and debt. The equity method is being used to account for this investment.

The purchase price allocation of Cameco’s 24.0% investment is as follows:

Cash	$46,415
Notes receivable	27,488
Property, plant & equipment	8,289
Intangible assets	115,485
Net liabilities	(603)

Equity interest acquired	$197,074

Financed by:
Bank debt	$123,774
Promissory note	73,300

$197,074

The amount allocated to the investment in GLE includes an excess purchase price of approximately $110,517,000 over Cameco’s incremental share of the book value of the underlying net assets of the business. The values assigned to assets will be amortized to income over their estimated lives.

(b)	Acquisition of Interest in Kintyre Uranium Exploration Project (Kintyre)

Effective August 11, 2008, a venture comprised of a wholly owned Cameco subsidiary (70%) and Mitsubishi Development Pty Ltd. (30%) acquired a 100% interest in the Kintyre uranium exploration project in the East Pilbara region of Western Australia from Rio Tinto for a total cost of $495,000,000 (US). Cameco will operate the project and is funding its share of the purchase price through existing credit facilities. Kintyre is an advanced exploration project located in Western Australia about 1,250 kilometres northeast of Perth.

The values assigned to the net assets acquired were as follows:

Property, plant & equipment	$501,287
Minority interest	(150,386)

Net assets acquired	$350,901

Financed by:
Bank debt	$350,901

(c)	Acquisition of Interest in Govi High Power Exploration Inc. (GoviEx)

Effective August 22, 2008, Cameco, through a wholly owned subsidiary, acquired a 10.88% interest in GoviEx at an initial cost of $28,125,000 (US). GoviEx is a closely held exploration company formed in 2006 with uranium exploration properties in Niger, Africa. The company holds about 2,300 square kilometres of exploration property in the region around Arlit, Niger, which has been extensively explored since the 1960s. GoviEx field teams are analyzing historical data and have begun a drilling program to confirm and expand historical resource estimates and to provide data that conforms to current Canadian standards. GoviEx also holds about 2,400 square kilometres near Agadez, Niger. This area is in the early stages of exploration. The strategic alliance will also effectively provide Cameco with access to all of GoviEx’s initiatives in other African countries. The equity method is being used to account for this interest.

Cameco can acquire another approximate 10% interest in GoviEx for $31,250,000 (US) following completion of a due diligence review. If Cameco opts to increase its ownership in GoviEx after completion of due diligence, it secures additional ownership and governance rights. These include the right for Cameco to increase its ownership interest up to a maximum of approximately 48% over the next four years by exercise of warrants issued by GoviEx and options granted on shares held by the principal shareholders of GoviEx. Increasing ownership to 48% would cost Cameco between $145,000,000 (US) and $212,500,000 (US) depending upon timing of the exercise. Future decisions by Cameco to increase its ownership in GoviEx will be guided by achievement of certain technical milestones agreed to by the parties.

The purchase price allocation of Cameco’s 10.88% investment is as follows:

Current assets	$4,179
Property, plant & equipment	30,719
Current liabilities	(212)
Future income taxes	(6,204)

Equity interest acquired	$28,482

Financed by:
Bank debt	$28,482

The amount allocated to the investment in GoviEx includes an excess purchase price of approximately $22,977,000 over Cameco’s incremental share of the book value of the underlying assets related to the GoviEx mineral exploration rights. This amount will be amortized to income on a unit of production basis upon commencement of mining operations.

23.	Restructuring of the Gold Business

During the first quarter of 2007, the Parliament of the Kyrgyz Republic accepted in the first reading and returned to committee for further deliberation draft legislation that, among other things, challenges the legal validity of Kumtor Gold Company (Kumtor) agreements with the Kyrgyz Republic, proposes recovery of additional taxes on amounts relating to past activities, and provides for the transfer of gold deposits (including Kumtor) to a state-owned entity. If the law is enacted, there would be a substantial risk of harm to Centerra’s rights and therefore the value of Cameco’s investment in Centerra.

As a result, Cameco and Centerra entered into discussions with the Kyrgyz Government. These discussions resulted in the signing of two agreements, both dated August 30, 2007, between the Government of the Kyrgyz Republic and, respectively, Cameco and Centerra. Under the terms of the agreements, the Kyrgyz Government and Kyrgyzaltyn JSC, a joint stock company owned by the Kyrgyz Government, agreed to support Centerra’s continuing long-term development of the Kumtor project and to facilitate eventual divestiture of Cameco’s interest in Centerra. In return, the Kyrgyz Government would have received 32,305,238 shares (22,305,238 net from Cameco and 10,000,000 treasury shares from Centerra) upon closing of the definitive legal agreements. Of these, 15,000,000 shares would have been received immediately with 17,305,238 shares held in escrow to be released within four years subject to a number of conditions, including the approval by the Parliament of the Kyrgyz Republic.

These agreements were originally to expire on October 31, 2007, but the parties subsequently agreed to extend the deadline for closing the transactions to June 1, 2008. This deadline has now passed and the agreements have expired. However, the conditions that gave rise to these agreements still exist and Cameco believes the number of Centerra shares that would have been transferred to the Kyrgyz Government is indicative of the ultimate cost to remedy those conditions.

During the year ended December 31, 2008, Cameco increased its estimated pre-tax loss on the transactions by $17,200,000 (2007 — $113,000,000), as a result of the increase in the carrying value in its investment in Centerra since December 31, 2007.
24.	Commitments and Contingencies
(a)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust and TransCanada Pipelines Limited (collectively, the “Consortium”) sent a notice of claim to British Energy Limited and British Energy International Holdings Limited (collectively, BE) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003, Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators.

By agreement of the parties, an arbitrator has been appointed and a schedule has been set for the next steps in the proceeding. The Consortium served its claim on October 21, 2008. In addition to the $64,558,200 in damages sought in the notice of claim, the claim seeks an additional $189,130,000 for the likely reduction in the useful lives of the steam generators, including lost revenues resulting from future outages to effect repairs or replacement. BE served its answer and counter-statement on December 22, 2008 and the Consortium served its reply and answer to counter-statement on January 22, 2009.

Following the close of pleadings the parties will exchange documents and conduct oral discoveries. The schedule provides for the completion of oral discoveries by May 15, 2009. The hearing has been scheduled from September 14 to October 2, 2009.

In anticipation of this claim, BE issued on February 10, 2006, and then served on Ontario Power Generation Inc. (OPG) and Bruce Power LP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. This action is in abeyance pending further developments on the Unit 8 steam generator arbitration.

(b)	Annual supplemental rents of $26,000,000 (subject to CPI) per operating reactor are payable by BPLP to OPG. Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour, the supplemental rent reduces to $13,000,000 per operating reactor. In accordance with the Sublease Agreement, Bruce A L.P. will participate in its share of any adjustments to the supplemental rent.

(c)	Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the following financial assurances, with varying terms that range from 2004 to 2018:
i)	Licensing assurances to Canadian Nuclear Safety Commission of up to $133,300,000. At December 31, 2008, Cameco’s actual exposure under these assurances was $23,700,000.

ii)	Guarantees to customers under power sales agreements of up to $38,300,000. Cameco did not have any actual exposure under these guarantees at December 31, 2008.

iii)	Termination payments to OPG pursuant to the lease agreement of $58,300,000. The fair value of these guarantees is nominal.
(d)	Cameco’s North American workforce includes about 3,100 employees, of which approximately 900 (29%) belong to three separate labour unions. Collective agreements for two of the three unions, representing about 625 employees, are set to expire in 2009.

(e)	At December 31, 2008, Cameco’s purchase commitments, the majority of which are fixed price uranium and conversion purchase arrangements, were as follows:

(Millions (US))

2009	$144
2010	136
2011	153
2012	144
2013	294
Thereafter	75

Total	$946

25.	Financial Instruments

The majority of revenues at Cameco are derived from the sale of uranium products, electricity through its investment in BPLP, and gold through its investment in Centerra. Cameco’s uranium product financial results are closely related to the long and short-term market price of uranium sales and conversion services. Prices fluctuate and can be affected by demand for nuclear power, worldwide production and uranium levels, and political and economic conditions in uranium producing and consuming countries. BPLP’s revenue from electricity is affected by changes in electricity prices associated with an open spot market for electricity in Ontario. Centerra’s gold revenue is largely dependent on the market price of gold, which can be affected by political and economic factors, industry activity and the policies of central banks with respect to their level of gold held as reserves. Financial results for Cameco are also impacted by changes in foreign currency exchange rates and other operating risks. Finally, certain financial assets are subject to credit risks including cash and securities, accounts receivable, and commodity and currency instruments.

To mitigate risks associated with certain financial assets, Cameco will hold positions with a variety of large creditworthy institutions. Sales of uranium products, with short payment terms, are made to customers that management believes are creditworthy.

To mitigate risks associated with foreign currency on its sale of uranium products, Cameco enters into forward sales contracts to establish a price for future delivery of the foreign currency.

To mitigate risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from price volatility. To mitigate risks associated with the fluctuations in the market price for electricity, BPLP enters into various energy and sales related contracts that qualify as cash flow hedges. These instruments have terms ranging from 2009 to 2014. At December 31, 2008, the mark-to-market gain on BPLP’s sales contracts was $71,100,000.

Except as otherwise disclosed, the fair market value of Cameco’s financial assets and liabilities approximates the carrying amount as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

Currency

At December 31, 2008, Cameco had $975,000,000 (US) in forward contracts at an average exchange rate of $1.12 and €35,500,000 at an average exchange rate of $1.30. The foreign currency contracts are scheduled for use as follows:

(Millions)	US	Rate	Cdn	Euro	Rate	US

2009	$535	1.14	$610	€22	1.30	$29
2010	335	1.07	358	8	1.29	10
2011	105	1.11	117	6	1.27	8

Total	$975	1.12	$1,085	€36	1.30	$47

These positions consist entirely of forward sales contracts. The average exchange rate reflects the original spot prices at the time the contracts were entered into and includes forward points. The realized exchange rate will depend on the forward premium (discount) that is earned (paid) as contracts are utilized. As of December 31, 2008 all forward contracts mature in 2009.

Derivatives

The following table summarizes the fair value of derivatives and classification on the balance sheet:

As at December 31, 2008
	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	(8,951)	$4,344	$(4,607)
Foreign currency contracts	(105,125)	—	(105,125)
Cash flow hedges:
Energy and sales contracts	—	71,116	71,116

Net	$(114,076)	$75,460	$(38,616)

Classification:
Current portion of long-term receivables, investments and other [note 7]	$5,793	$43,654	$49,447
Long-term receivables, investments and other [note 7]	—	32,340	32,340
Current portion of other liabilities [note 11]	(110,918)	(73)	(110,991)
Other liabilities [note 11]	(8,951)	(461)	(9,412)

Net	$(114,076)	$75,460	$(38,616)

As at December 31, 2007
	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$7,318	$7,185	$14,503
Foreign currency contracts	14,834	—	14,834
Cash flow hedges:
Foreign currency contracts	124,870	—	124,870
Energy and sales contracts	—	67,546	67,546

Net	$147,022	$74,731	$221,753

Classification:
Current portion of long-term receivables, investments and other [note 7]	$125,101	$35,839	$160,940
Long-term receivables, investments and other [note 7]	43,540	39,949	83,489
Current portion of other liabilities [note 11]	(17,213)	(448)	(17,661)
Other liabilities [note 11]	(4,406)	(609)	(5,015)

Net	$147,022	$74,731	$221,753

The following table summarizes different components of the (gains) and losses on derivatives:

For the year ended December 31, 2008
	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$18,052	$2,841	$20,893
Foreign currency contracts	179,673	—	179,673
Interest rate contracts	906	—	906
Cash flow hedges:
Energy and sales contracts	—	(1,031)	(1,031)
Ongoing hedge inefficiency	2,210	—	2,210

Net	$200,841	$1,810	$202,651

For the year ended December 31, 2007
	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(634)	$—	$(634)
Foreign currency contracts	(14,107)	—	(14,107)
Energy and sales contracts	—	(7,183)	(7,183)
Cash flow hedges:
Energy and sales contracts	—	(7,616)	(7,616)
Ongoing hedge inefficiency	(6,252)	—	(6,252)
Ineligible for hedge accounting	(17,814)	—	(17,814)

Net	$(38,807)	$(14,799)	$(53,606)

Over the next twelve months, based on current exchange rates, Cameco expects an estimated $37,822,000 of pre-tax gains from the foreign currency cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time Cameco hedges its exposure to the variability in future cash flows related to foreign currency on anticipated transactions is five years.

Over the next twelve months, based on current prices, Cameco expects an estimated $41,858,000 of pre-tax gains from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on anticipated transactions is five years.

26.	Per Share Amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the year. The weighted average number of paid shares outstanding in 2008 was 350,130,431 (2007 — 351,175,226).

	2008	2007

Basic earnings per share computation

Net earnings	$450,117	$416,112
Weighted average common shares outstanding	350,130	351,175

Basic earnings per common share	$1.29	$1.18

Diluted earnings per share computation

Net earnings	$450,117	$416,112
Dilutive effect of:
Convertible debentures	—	9,624

Net earnings, assuming dilution	$450,117	$425,736

Weighted average common shares outstanding	350,130	351,175
Dilutive effect of:
Convertible debentures	—	21,209
Stock options	1,982	4,487

Weighted average common shares outstanding, assuming dilution	352,112	376,871

Diluted earnings per common share	$1.28	$1.13

27.	Segmented Information

Cameco has four reportable segments: uranium, fuel services, electricity and gold. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The electricity segment involves the generation and sale of electricity. The gold segment involves the exploration for, mining, milling and sale of gold.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies.
(a)	Business Segments

2008
		Fuel			Inter-
(Millions)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$1,512.4	$251.7	$445.3	$676.6	$(26.8)	$2,859.2

Expenses
Products and services sold	712.0	217.5	245.5	371.3	(28.5)	1,517.8
Depreciation, depletion and reclamation	135.1	26.6	46.0	86.6	(1.0)	293.3
Exploration	53.3	—	—	25.0	—	78.3
Other	37.9	2.0	—	—	—	39.9
Cigar Lake remediation	11.4	—	—	—	—	11.4
Restructuring costs [note 23]	—	—	—	17.2	—	17.2
Gain on sale of assets	(4.1)	—	—	—	—	(4.1)
Non-segmented expenses						420.6

Earnings before income taxes and minority interest	566.8	5.6	153.8	176.5	2.7	484.8
Income tax recovery						(24.8)
Minority interest						59.5

Net earnings						$450.1

Assets	$4,599.2	$311.3	$826.1	$990.7	$—	$6,727.3
Intangibles	$—	$101.4	$—	$—	$—	$101.4
Goodwill	$—	$—	$—	$181.9	$—	$181.9
Capital expenditures for the year	$421.1	$77.2	$32.8	$98.1	$—	$629.2

2007
		Fuel			Inter-
(Millions)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$1,269.4	$238.6	$417.8	$404.9	$(21.0)	$2,309.7

Expenses
Products and services sold	516.3	237.8	233.0	246.0	(21.4)	1,211.7
Depreciation, depletion and reclamation	104.7	24.1	45.8	50.9	—	225.5
Exploration	46.0	—	—	20.8	—	66.8
Other	6.4	—	—	3.2	—	9.6
Cigar Lake remediation	29.4	—	—	—	—	29.4
Restructuring costs [note 23]	—	—	—	113.0	—	113.0
Loss (gain) on sale of assets	(5.8)	—	1.8	—	—	(4.0)
Non-segmented expenses						191.7

Earnings (loss) before income taxes and minority interest	572.4	(23.3)	137.2	(29.0)	0.4	466.0
Income tax expense						29.5
Minority interest						20.4

Net earnings						$416.1

Assets	$3,383.8	$272.2	$821.3	$638.6	$—	$5,115.9
Intangibles	$—	$108.7	$—	$—	$—	$108.7
Goodwill	$—	$—	$—	$146.8	$—	$146.8
Capital expenditures for the year	$304.9	$26.3	$30.9	$132.4	$—	$494.5

(b)	Geographic Segments

(Millions)	2008	2007

Revenue from products and services
Canada — domestic	$589.7	$610.7
— export	291.3	258.8
United States	1,301.5	1,035.3
Kyrgyzstan	502.9	225.0
Mongolia	173.8	179.9

	$2,859.2	$2,309.7

Assets
Canada	$4,145.3	$3,891.2
United States	798.2	242.5
Kyrgyzstan	721.6	577.7
Australia	505.1	2.8
Mongolia	431.1	247.6
Europe	194.9	275.8
Kazakhstan	214.4	133.8

	$7,010.6	$5,371.4

(c)	Major Customers

Cameco relies on a small number of customers to purchase a significant portion of its uranium concentrates and uranium conversion services. During 2008, revenues from one customer of Cameco’s uranium and fuel services segments represented approximately $106,799,000 (2007 — $179,175,000), about 6% (2007 — 12%) of Cameco’s total revenues from these segments. As customers are relatively few in number, accounts receivable from any individual customer may periodically exceed 10% of accounts receivable depending on delivery schedules.

During 2008, electricity revenues from one customer of BPLP represented approximately 4% (2007 — 6%) of BPLP’s total revenues.
28.	Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.